File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

03 OCT 21 7:21

07 October 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

03032730

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

Michelle Woodall
Senior Company Secretarial Assistant

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Encl.

dlw 10/22

On 7 October 2003, Severn Trent Plc was informed that the Trustees of the Severn Trent Plc Employee Share Ownership Trust (the "Trust") had acquired, on that day, 477,530 Ordinary shares of 65 5/19 pence each in Severn Trent Plc (the "Company") at a price of £6.76 per share. The shares were acquired for use in connection with the Severn Trent Plc Long Term Incentive Plan (the "Plan"). As beneficiaries of the Trust and participants in the Plan, the Executive Directors, J K Banyard, M J Bettington, B Duckworth, A S Perelman and R M Walker have an interest in the shares for the purposes of Section 324 of the Companies Act 1985.

www.severntrent.com